Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Stantec Inc. (“Stantec” or the “Company”)

10160 – 112th Street

Edmonton, AB T5K 2L6

2.	Date of Material Change:

August 23, 2018

3.	News Release:

A news release was issued by Stantec and disseminated through the facilities of a recognized newswire service on August 23, 2018.

4.	Summary of Material Change:

Stantec announced that Dan Lefaivre will retire as chief financial officer of the Company effective December 31, 2018, and that Theresa Jang will join Stantec on September 10, 2018 as executive vice president and will take on the chief financial officer role effective January 1, 2019.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

Following a successful 10-year tenure as the Company’s executive vice president and chief financial officer (CFO), Dan Lefaivre will retire from the CFO role, effective December 31, 2018 as part of a planned executive leadership succession strategy. The Company also announced that Theresa Jang will join Stantec on September 10, 2018 as executive vice president; she will take on the CFO role effective January 1, 2019. Jang will report to Gord Johnston, Stantec president and chief executive officer. To ensure a smooth transition, Lefaivre will remain with the Company until the end of Q1, 2019. With more than 25 years of experience, Jang has an extensive background in the areas of finance, corporate governance and people leadership. She has performed and led a wide range of roles including audit, controllership, long-range planning, treasury, mergers and acquisitions, and investor relations. She also brings considerable experience in capital markets, compliance, financial reporting, and enterprise risk management.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted on the basis that is confidential information.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

Stantec Inc.

10160 – 112th Street

Edmonton, AB T5K 2L6

(780) 917-7022

9.	Date of Report:

August 31, 2018.